Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel:+1.212.859.8000 Fax:+1.212.859.4000 www.friedfrank.com

July 29, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Austin Wood and Brigitte Lippmann
Re:          Seritage Growth Properties
Preliminary Proxy Statement on Schedule 14A
Filed July 7, 2022
File No. 001-37420
Dear Mr. Wood and Ms. Lippmann:
This letter is submitted on behalf of Seritage Growth Properties (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated July 26, 2022 (the “Comment Letter”) relating to the Company’s preliminary proxy statement on Schedule 14A submitted to the Commission on July 7, 2022 (the “Preliminary Proxy Statement”).
In this letter, we have set forth below in italicized, bold type each of the Staff’s comments contained in the Comment Letter and have followed each comment with a response. All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Preliminary Proxy Statement.
Preliminary Proxy Statement on Schedule 14A, filed July 7, 2022
General
1.
We note your disclosure that the approval of the plan of sale would allow you to engage potential buyers and complete sales of assets without the need to subject any such future transaction to the delay and conditionality that would be associated with having to seek and obtain shareholder approval in connection with these future asset sales. However, a sale of all or any substantial part of your assets requires Item 14 of Schedule 14A disclosure. See also Note A to Schedule 14A. Therefore, it appears that an additional proxy statement would need to be filed in connection with the plan of sale. Please advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that the Preliminary Proxy Statement contains all of the information required by Item 14 of Schedule 14A for the purpose of allowing the shareholders of the Company to vote on the potential approval of the Plan of Sale and Dissolution attached as Exhibit A to the Preliminary Proxy Statement (the “Plan of Sale”). In addition, as further described below, the Company respectfully acknowledges that, in the event that the Company determines to effect a transaction that, pursuant to Maryland law or other applicable legal requirements, would require a subsequent shareholder vote, such as a potential merger transaction in which the whole Company would be sold , the Company would circulate a subsequent proxy statement and seek shareholder approval for such transaction, even if the Company’s shareholders previously approved the Plan of Sale.

Securities and Exchange Commission
July 29, 2022

Item 14(b) of Schedule 14A provides that if action is to be taken with respect to, among other things, “[a] sale or other transfer of all or any substantial part of assets” of the issuer or “a liquidation or dissolution,” the information required by Item 14(b), including Items 1001 and 1004(a)(2) of Regulation M-A.  Item 1001 requires, among other things, a description in bullet point format of “the most material terms of the proposed transaction.” Item 1004(a)(2) requires “in the case of a merger or similar transaction,” among other things, “a brief description of the transaction” and “the consideration offered to security holders.”
The Plan of Sale (attached as Exhibit A to the Preliminary Proxy Statement) is a plan of liquidation and dissolution in that, like most plans of liquidation and dissolution, it authorizes the Company’s Board of Directors, subject to its fiduciary duties, to sell all of the Company’s assets, wind up the Company’s business and affairs, discharge all of the Company’s liabilities, dissolve the Company and, if appropriate, create a Liquidating Trust.
The “transaction” the Company’s shareholders are being asked to approve is the Plan of Sale. Therefore, in accordance with Items 1001 and 1004(a)(2) of Regulation M-A, the Preliminary Proxy Statement includes a fulsome description of the Plan of Sale, the reasons the Board of Directors and its Special Committee determined to approve and recommend the Plan of Sale to the Company’s shareholders, and a thorough description of the risks and uncertainties associated with the execution of the Plan of Sale.
Given the nature of plans of liquidation and dissolution, at the time a company seeks authority of its shareholders to implement a plan of liquidation and dissolution (i.e., before it has actually begun to implement the plan), the Company has no way to know the exact amount of the net proceeds that will be distributed to shareholders as result of the contemplated sales of the Company’s assets and after the Company’s liabilities, including contingent liabilities, are satisfied. Accordingly, as is customary in the case of proxy statements in which a company is seeking approval of a plan of liquidation and dissolution,1 the Company included in the Preliminary Proxy Statement its good faith estimate of the net proceeds that will be distributed to shareholders in the event the Company is able to successfully implement the Plan of Sale, along with a detailed description of the factors that may impact the ultimate amount of the net proceeds that will be distributed to the shareholders, including the existence of litigation and other contingent liabilities that have not yet been crystalized.  The Company believes the Preliminary Proxy Statement contained the best information available to the Company and, most importantly, the information that the Company’s shareholders need in order to evaluate whether to vote to authorize the Company to implement the Plan of Sale.  Although Item 1004(a)(2) of Regulation M-A requires disclosure of “the consideration offered to security holders,” we do not believe that this provision mandates that the Company provide its shareholders with an exact amount of the proceeds it will receive as a result of the Plan of Sale. First, Item 1004(a)(2) of Regulation M-A, by its terms applies only to a merger or a transaction that is “similar” to a merger, where there is, at the time the shareholders vote, generally, a degree of definitiveness as to the consideration that the shareholders will receive. Because of its nature, a plan such as the Plan of Sale being presented to the Company’s shareholders is not, in our view, “similar” to a merger.  Second, even in the case of a merger, there is sometimes variability in the amount of the consideration that shareholders will receive in the transaction due to the fact that the consideration amount is subject to adjustment based on events occurring after the shareholder vote (e.g., the exchange ratio is subject to adjustment based on the trading price of the acquiror’s stock or where the final amount of the consideration is dependent on the achievement of a milestone or other financial results outside the control of the shareholders). In circumstances like these, a second vote of shareholders is not required under state law or otherwise.

[1]	See, e.g., the Definitive Proxy Statement on Schedule 14A filed with the Commission by Winthrop Realty Trust (now known as Winthrop Realty Liquidating Trust) on June 26, 2014 (File No. 001-06249).

Securities and Exchange Commission
July 29, 2022

The Company believes the disclosure contained on the cover page and on pages 65 to 120  of the Preliminary Proxy Statement satisfy the remaining applicable requirements of Item 14, including Item 14(b)(2) (contact information of the Company), Item 14(b)(3) (brief description of the business conducted), Item 14(b)(5) (related to required regulatory approvals) and Item 14(b)(7). (past contacts, transactions or negotiations).
Based on the foregoing, the Company believes that the Preliminary Proxy Statement complies with the requirements of Item 14 of Schedule 14A.
In addition, the Company respectfully submits to the Staff that the determination of when a shareholder vote is required is generally a matter of state law2, rather than federal proxy rules. Pursuant to Maryland law (to which the Company is subject), companies and trusts are permitted to obtain from its shareholders the pre-approval of future asset sales under a plan of liquidation and dissolution, provided adequate information is given to the shareholders.  Notwithstanding this pre-approval, the Board of Directors of the Company is required to act in connection with the sale process in accordance with its fiduciary duties under Maryland law.  The Company believes, based on advice of  its Maryland legal counsel, that the information provided in the Preliminary Proxy Statement is adequate to comply with those requirements, and a future shareholder vote would not be required in connection with the sale of the Company’s assets in accordance with the Plan of Sale, if the Plan of Sale is approved by the Company’s shareholders.
That being said, as the Company indicated in the Preliminary Proxy Statement, in the event that the Company determines to effect a  merger transaction in which the whole Company would be sold and which, pursuant to Maryland law, would require a shareholder vote, the Company would circulate a subsequent proxy statement that would comply with Item 14 of Schedule 14A (and other applicable laws) and seek shareholder approval for that transaction, even if the Company’s shareholders previously approved the Plan of Sale.
2.
We note your disclosure that your former Chairman, Edward S. Lampert, together with related entities, beneficially owns 29% of your issued and outstanding shares. We also note that Mr. Lampert indicated that he would be interested in buying some or all of the assets of the company to be sold in the plan of sale proposal and that he has signed a voting and support agreement in which he has agreed to vote in favor of the proposal. Since Mr. Lampert appears to be an affiliate of the Company, a sale to him may be subject to Rule 13e-3 and, if so, the Schedule 13E-3 must be filed now, at the first step. However, it is unclear how you could satisfy the requirements of Schedule 13E-3 without knowing the terms of a transaction. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and how you and Mr. Lampert would propose to satisfy the requirements of Rule 13e-3 and Schedule 13E-3, including but not limited to, the requirement to express and support a position with respect to the fairness of any potential transaction to unaffiliated shareholders. Refer to Exchange Act Rule 13e-3 and the Schedule 13e-3 Compliance and Disclosure Interpretations for guidance.

[2]
The Company respectfully acknowledges that other regulatory bodies, such as the stock exchanges, require stockholder approval for certain transactions in order to remain listed, although that is not applicable under the current facts.

Securities and Exchange Commission
July 29, 2022

The Company respectfully advises the Staff that the Company does not believe that Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applies to the transactions contemplated by the Plan of Sale (the “Transactions”) because the Company does not believe that the Transactions constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3).
Rule 13e-3(a)(3) provides that a “Rule 13e-3 transaction” is any transaction or series of transactions involving one or more transactions described in paragraph (a)(3)(i) of Rule 13e-3, including a solicitation subject to Regulation 14A in connection with a “sale of substantially all the assets of an issuer to its affiliate or group of affiliates” which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3. Although the Company included disclosure in the Preliminary Proxy Statement that Mr. Lampert previously indicated that he might be interested in participating as a potential bidder to purchase some or all of the assets of the Company, the Company is not seeking approval of the Plan of Sale or the sales contemplated thereby with the purpose of selling all or substantially all of the Company’s assets to Mr. Lampert, nor does the Company have any expectation that it will sell all or substantially all of its assets to, or otherwise engage in a Rule 13e-3 transaction with,  Mr. Lampert or  his affiliates. The Company included disclosure about Mr. Lampert’s previous expression of interest in potentially purchasing assets of the Company in the interest of fully disclosing the material facts leading up to the Board’s determination to seek shareholder approval for the Plan of Sale.   Since the Company’s public announcement on March 1, 2022, of its strategic review process, Mr. Lampert has not expressed interest as a potential bidder in the purchase of any  assets of the Company, despite the fact that the Company and its advisors have begun to reach out to multiple potential acquirors, including representatives of Mr. Lampert, to ascertain their interest in a potential sale of specific Company assets.
The Company recognizes that there is a possibility that Mr. Lampert or his affiliates may in the future decide to engage with the Company regarding a potential transaction.  In that connection, the Company respectfully acknowledges that, if the Company were to decide to engage in a transaction with Mr. Lampert or any of his affiliates that would constitute a Rule 13e-3 transaction, the Company would circulate a subsequent proxy statement, which would comply with the requirements of Schedule 13e-3 and seek separate shareholder approval for that transaction, even if the Company’s shareholders previously approved the Plan of Sale.
Pages 13 and 67 of the Preliminary Proxy Statement currently state that “…if the Board approves a merger transaction that is also approved by shareholders, the Board will terminate the plan of sale and proceed with the merger.”  In response to the Staff’s comment, consistent with our explanation above, the Company will revise its disclosure in its definitive proxy statement to clarify that the Company would circulate a subsequent proxy statement and seek shareholder approval for any transaction with Mr. Lampert or any of his affiliates that would constitute a Rule 13e-3 transaction.
* * * *

Securities and Exchange Commission
July 29, 2022

Please direct any questions regarding the Company’s responses to me at 212-859-8763 or via e-mail at philip.richter@friedfrank.com.

Very truly yours,
/s/ Philip Richter
Philip Richter

cc:	Matthew Fernand, Chief Legal Officer, Seritage Growth Properties
Charles Ruck, Latham & Watkins LLP
Darren Guttenberg, Latham & Watkins LLP